Exhibit 4.10

Business Cooperation Agreement

Party A: Xiaomi Communications Co., Ltd.

Address: Level 9, Phase II, the Rainbow City of China Resources, No. 68 Qinghe Middle Road, Haidian, Beijing

Tel: 010-56343888

Fax: 010-56343666

Party B: Foshan Yunmi Electric Appliances Technology Co., Ltd.

Legal Representative: Chen Xiaoping

Address: (2F of No.1 Building and 4F of No.7 Building) No. 2, Xinxisi North Road, Xiashi Village Committee, Lunjiao Subdistrict Office, Shunde District, Foshan City

Tel: 0757-66833887

Fax: 0757-6833886

WHEREAS, in consideration of both Parties’ willingness to cooperate with each other, this Agreement defines the following provisions in connection with the cooperation mode of Xiaomi Customized Products with respect to the cooperation of both Parties, and both Parties hereby jointly comply with such provisions through friendly consultation:

1. Scope of this Agreement

This Agreement applies to all customized products with which Party B provides or has provided to Party A (hereinafter referred to as “Xiaomi Customized Product”, or “XCP”), and the specific products involved herein shall be subject to Appendix IV “Xiaomi Customized Product Project Agreement” attached to this Agreement executed by both Parties before the products come into the market.

2. Mode of Cooperation

2.1 Party A shall specify the trademark, ID (industrial design), packaging design plan, etc. to be used by Xiaomi Customized Products (as defined in clause 3.1). Party B shall be responsible for the overall development, production and supply of Xiaomi Customized Products, and for manufacturing and delivering Xiaomi Customized Products according to Party A’s orders.

2.2 Party A shall provide Party B with the purchase order forecast based on its market projection and be responsible for the promotion and sales of Xiaomi Customized Products. Party B shall be responsible for the production of XCP based on Party A’s purchase order forecast and the delivery thereof to the warehouse designated by Party A.

2.3 Party A shall have the right to sell and dispose of Xiaomi Customized Products in all channels, including but not limited to the domestic, international, online and offline channels; The Xiaomi Customized Products manufactured by Party B under this Agreement shall only be supplied to Party A. Party B may not sell or re-sell Xiaomi Customized Products in any way without Party A’s written consent, including but not limited to the domestic, international, online and offline channels. In the event of Party B’s breach of this clause, Party A shall be entitled to terminate this Agreement and claim against Party B for all the losses suffered by Party A, and to take any possible measures to prevent further losses.

2.4 Party B shall promise will not cooperate with consumer electronics manufacturers that have a competitive relationship with Xiaomi to develop, produce or outsource products that are the same as or similar to Xiaomi Customized Products. In the event of Party B’s breach of this clause, Party A is entitled to terminate this Agreement and claim against Party B for US$1 million (1,000,000) as liquidated damages.

2.5 Party B shall sell Xiaomi Customized Products to Party A on cost basis, and both Parties shall share the net profits from Party A’s sale of Xiaomi Customized Products provided by Party B according to the agreed proportion.

2.6 It is agreed that both Parties perform the collection, storage, transmission, use and disclosure of user data incurred during the period of the provision of Xiaomi Customized Products pursuant to Appendix III “Xiaomi’s Customized Product User Data Clause” attached to this Agreement.

3. Definitions

3.1 Xiaomi’s Customized Product or XCP: means a product manufactured or sold under a brand belonging to Party A, and/or a product under Party B’s own brand but determined by mutual written consent between the Parties as a XCP.

3.2 Cost and Pricing

3.2.1 Party A’s Costs means any shipping cost and any other costs and expenses (if any) under this Agreement.

Calculation of shipping cost: the shipping cost shall be calculated based on the actual cost of shipping.

Other cost: costs incurred for selling products.

3.2.2 Party B’s Costs shall include the followings:

3.2.2.1 Costs of raw materials: for any cost of raw material, the serial number, model and specifications, unit, quantity, and unit price of the purchased materials, and the full name and contact information of the supplier/agent shall be specified.

3.2.2.2 OEM costs: details of the costs and expenses in connection with OEM shall be specified in the OEM costs.

3.2.2.3 Amortization of mold and tooling: the amortization of mold and tooling shall be limited to the first set of molds for each Xiaomi Customized Product by mutual confirmation between both Parties (in accordance with the template provided by Party A)

Formula for Calculation of amortization of mold and tooling: Amortization of mold and tooling for each product = total costs of mold and tooling / (times of design for mold and tooling* number of mold cavity)

3.2.2.4 Logistic costs: means the converted or estimated logistic costs for the delivery of products from Party B’s manufacturer to warehouse designated by Party A (in accordance with the template provided by Party A).

3.2.3 Quotations shall not include the following costs and expenses: Party B’s profit and indirect costs (including without limitation, the management fee, water and electricity costs, depreciation, after-sale service fees and other indirect costs).

3.2.4 All quotations under this Agreement shall be inclusive of tax.

3.2.5 In the event that Party A is not agreeable to Party B’s Costs, Party A shall be entitled to procure, under the same terms and conditions, in such other manners including but not limited to the followings:

3.2.5.1 Party A may procure directly from a supplier, and Party B shall be responsible for the inspection and acceptance, inventory taking, management and use of (the materials); or

3.2.5.2 Party A may make available relevant procurement channel to Party B, and Party B shall enter into a procurement agreement with the supplier suggested by Party A upon the terms and conditions designated by Party A.

In whichever way mentioned above, Party B undertakes to use the materials and ancillary materials which are confirmed by Party A or procured in accordance with Clause 3.2.5.1 or 3.2.5.2 in the products to be provided to Party A.

3.2.6 Remark: Only direct costs shall be calculated by the Parties in the cooperation mode and profit share between the Parties.

The one-time cost (such as R&D, trial production, certification*, sales or marketing) shall not be included in costs.

*note: it refers to costs for certification targeted at domestic market only. The certification costs incurred in overseas market shall be discussed separately by the Parties on case by case basis as to whether to include in costs or how to allocate between the Parties.

3.2.7 Each Party shall bear its own costs in relation to management, depreciation of water and electricity (facilities), business operation and others.

3.2.8 With respect to the after-sale maintenance/after-sale service fees/online and offline customer services, subject to Appendix V “Framework Agreement on Quality of Xiaomi Customized Product”, each Party shall bear its own after-sale service fees for defects occurred within the agreed defect ratio. (For details of provisions in relation to after-sale services, please refer to Appendix VI “Framework Agreement on After-sale Service of Xiaomi Customized Product” to be entered into upon the launch of products.)

3.3 Procurement, Inspection and Acceptance

3.3.1 BOM record: Party B shall provide the Bill of Materials (“BOM”) in a form designated by Party A, and provide a valid quotation in accordance with the template provided by Party A after the entry of BOM is successfully recorded in Party A’s system.

3.3.2 Procurement Price: procurement price shall not be higher than Party B’s costs (as defined in Clause 3.2.2).

3.3.3 PO: means the “Purchase Order” confirmed by the Parties with signature of the respective authorized representative and stamp of each Party affixed during the effective term of this Agreement.

3.3.4 Turnaround Period: means the period commencing from the date of Party B’s valid acceptance in a confirmative manner of the PO issued by Party A until the date of signing of the acknowledged receipt of goods by the recipient designated by Party A.

3.3.5 Initial Inspection: means the inspection of the quantity, packaging, packing and other conditions of the products conducted by the designated recipient without unpacking the products or the use of any inspection device, upon delivery of products under a PO by Party B to the designated location.

4. Performance of PO

4.1 A PO shall become valid upon Party B’s confirmation by signing on and affixing stamp to the PO issued by Party A which shall be returned to Party A within three days upon receipt. Should Party B fail to confirm or return the PO within the above-mentioned period, it shall be deemed that Party B has no objection to the information specified in the PO, and the PO shall constitute a valid PO. Party B shall fully comply with all the terms and conditions under the valid PO and inform Party A in writing on a regular basis of the delivery plan of the outstanding valid PO.

4.2 Party B shall pack the products to be shipped in an appropriate manner suitable for the nature and delivery time of the products. The shipping costs and liabilities shall be allocated as follows: the shipping costs shall be included in Party B’s Costs, and the logistic risks and relevant liabilities shall be borne by Party B.

4.3 Party B shall deliver products to the location specified in the valid PO. The recipient designated by Party A shall conduct Initial Inspection and sign the acknowledged receipt of goods for the acceptance of the products that pass the Initial Inspection. After the Initial Inspection, Party A shall have the right to conduct further inspection. Any product that fails to pass the further inspection shall be returned to or exchanged by Party B at the request of Party A.

4.4 If Party B is unable to deliver products on time, Party B shall inform Party A in writing at least 15 working days prior to the agreed date of delivery under the relevant PO the revised date and quantity of delivery, and Party A shall confirm the revised date and quantity of delivery or otherwise agree with Party B separately on matters in relation to the delivery. Party B shall remain liable for any loss of Party A caused by the failure of Party B to deliver on the originally agreed delivery date. If Party B fails to deliver in accordance with the revised date and quantity of delivery, Party B shall pay the liquidated damages to Party A at an amount equivalent to 0.3% of the total value of the PO for each day of delay in delivery. If the delivery is delayed for more than ten days, Party A shall be entitled to cancel the PO, and Party B shall compensate Party A any actual loss suffered by it therefrom except for those as a result of force majeure.

5. Settlement and Payment

5.1 The profit from the XCP sold by the sales channel of Party A is the selling price less the cost and expenses. The XCP product shall be confirmed by both Parties before the XCP launch pursuant to the Appendix IV “Xiaomi Customized Product Project Agreement” or quotation.

Unit XCP profit = Selling price – Cost of Party A – Cost of Party B

* Refer to Clause 3.2 for Cost of Party A and Party B.

* Selling Price is the average XCP selling price of Party A.

The Parties agree to adopt Article 5.2 or Article 5.3 to settle the payment.

5.2 Profit share model

Party B’s share of profit = Number of XCP sold by Party A * Gross profit per XCP * Profit sharing ratio of Party B

5.2.1 The purchase price: shall be settled in accordance with PO.

5.2.2 Party B’s share of profit: Party A shall prepare a statement of profit share on the 5th working day of each month for the total number of XCP sold in the preceding month which shall be sent to Party B for confirmation. Party B shall, upon confirmation, issue to Party A the VAT invoices of equivalent amount for each of the corresponding products specified in such statement. Party A shall pay to Party B to the account designated by Party B within 10 working days upon receipt of the accurate invoice issued by Party B.

5.2.3 The calculation of profit share shall be based on actual sales volume of XCP for the period of settlement.

5.3 Procurement and sales model

5.3.1 Payments: Party A shall prepare a statement of inventory on the 5th working day of each month for the total number of stock-in XCP in the preceding month which shall be sent to Party B for confirmation. Party B shall, upon confirmation, issue to Party A the VAT invoices of equivalent amount for each of the corresponding products specified in such statement. Party A shall pay to Party B to the account designated by Party B within 30 working days upon receipt of the accurate invoice issued by Party B.

5.3.2 The settlement of payment shall be based on the number of stock-in XCP and the statement of inventory.

5.4 The account designated by Party B:

Account Name:

Bank Name:

Account Number:

6. Rights and Obligations of the Parties

6.1 Party B shall ensure that XCP shall not be treated with less favorable conditions and benefits than the other products under Party B’s own brands in the process of manufacture, processing or procurement.

6.2 In the event of any change to Party B’s BOM costs in relation to XCP, Party B shall, within 3 working days from the date of such change, provide an updated list of costs to Party A in accordance with the composition of costs as defined in Clause 3.2. Party A shall be entitled to request Party B to provide the cooperation agreement between Party B and its OEM manufacturer/supplier, invoices, receipts and other supporting documents. If there is any adjustment in the price of raw materials, OEM costs, shipping or other costs and expenses, Party B shall specify in BOM the prices before and after the change and the implementation date of such change, and make price adjustment accordingly in the latest PO after approved by Party A. In the meantime, Party B is obliged to ensure that Party A is empowered to contact suppliers directly for verification. The letter of authorization granted by Party B in favor of Party A “Letter of Authorization on Equal Rights to Information and Rights of Verification” shall be executed as Appendix II to this Agreement together with the execution of this Agreement.

6.3 In the event of any change in price of raw materials, OEM costs, shipping or other costs and expenses and Party B fails to inform Party A or make remarks or adjustments accordingly in BOM provided by it, Party A, upon discovery of such fact, shall be entitled to immediately terminate any PO which have been issued (for the avoidance of doubt, Party A shall be entitled to cancel the PO unilaterally regardless of whether Party B has confirmed such PO) and to impose a penalty on Party B for its negligence. The calculation of such penalty shall be as follows:

Amount of penalty = procurement price per XCP before price reduction * maximum price reduction ratio * the accumulated volume of sales * 10

Remark: Maximum price reduction ratio means the ratio of the single raw material with the highest price reduction in the BOM record.

6.4 Party A shall procure products from Party B in accordance with the agreed PO, which is binding on both Parties. A Party (“Defaulting Party”) shall compensate the other Party for any losses arising from the non-compliance of such Defaulting Party with the order plan, and the amount of compensation shall not be more than the actual loss of the other Party (“Non-defaulting Party”) which exclude any indirect or expected loss or any loss which is unpredictable in advance by the Defaulting Party. Notwithstanding the foregoing clause, Party A is entitled to choose to cancel the PO or change the PO if Party A notices a change of cost after the PO becomes valid.

6.5 Party B shall inform Party A in advance before it changes any product’s key-part or assembly supplier. The management of such change shall comply with provisions in Appendix V “Framework Agreement on Quality of Xiaomi Customized Product”.

6.6 Party B shall commit that it has the qualifications to provide goods and perform services with all the permits, approvals and certifications required by the PRC laws and regulations and the laws and regulations of the target country that Party A sells products (under the circumstance where Party B is responsible for the certification of Xiaomi Customized Products). Such permits, approvals and certifications shall remain fully effective during this Agreement.

6.7 Party B undertakes that the products’ performance and quality shall meet the requirements of Party A, and acknowledges and agrees to unconditionally accept and comply with the after-sale services, return and exchange and other relevant policies of Party A.

6.8 Party A shall inform and confirm with Party B before Party A is selling the XCP at zero profit or negative profit, the loss of the XCP will be taken by both parties by proportion or new method which is confirmed by another mutual written agreement.

6.9 Party B shall be liable for any and all costs and expenses as well as the legal responsibilities arising from any potential safety issue or any other issue in XCP due to Party B’s reason that would cause personal injury or damages to the property of end-users. For details please refer to Appendix V “Framework Agreement on Quality of Xiaomi

Customized Product”, and Appendix VI “Framework Agreement on After-sale Service of Xiaomi Customized Product” to be executed by the Parties.

6.10 Party B shall collect, use and transmit users’ data in accordance with Appendix III “Xiaomi’s Customized Product User Data Clause”.

6.11 If the Parties decide to cooperate in the direct delivery model, Party B or its designated third-party logistics carrier shall directly ship to Party A designated delivery address or recipient. The Parties shall separately sign the Appendix "Special Agreement on Direct Delivery Products" and related data protection attachment "Data Protection Appendix" (the name of such attachments may be adjusted).

7. Intellectual Property

7.1 Authorization of trademark and copyrights of Party B

7.1.1 Party B hereby authorizes Party A and its affiliates to globally use Party B’s trademark, logo and company name on Xiaomi Customized Product for the purpose including but not limited to manufacture, utilization, sale, offering for sale and import in an irrevocable, royalty-free, sub-licensable manner.

7.1.2 In the event that Party B’s copyright is involved in the external promotion of Xiaomi Customized products (including but not limited to using product marketing picture of Party B’s copyright on the promotion materials), Party B shall grant Party A and its affiliates the right to use such copyright globally.

7.2 Without Party A’s prior written consent, Party B and its affiliates and agents shall not in any jurisdiction and in any way, apply and/or register a commercial logo containing Xiaomi Technology Co., Ltd. (hereinafter “Xiaomi Logo”, including any logo that can be associated, identified or associated with Xiaomi Group), or any domain name, wireless website, Internet search term or any trade name, service mark or other intellectual property rights that is similar to Xiaomi Logo, neither under their own name or consenting, prompting, or letting go of any third party. Party B and its affiliates and agents shall not use, imitate, print or copy any Xiaomi Logo or similar logo in any of their manufacture, sales, marketing, promotion materials or for other commercial purposes in any other way. Xiaomi Logo includes but are not limited to: “雷军”, “小米”, “米联”, “米吧”, “小米商城”, “小米网”, “红米”, “米兔”, “Xiaomi”, “MIUI”, “米家”, “Mijia” and affiliate logos and graphics of the aforementioned brands (including but not limited to ).

8. Confidentiality Clause

The Parties agree that the trade secret in relation to the cooperation between the Parties shall include, without limitation, all material, correspondence in the course of collaboration and any other non-public commercial or technical material or information provided by a Party to the other party. The receiving party shall keep the trade secret of the disclosing party confidential, and shall not disclose the same to any third party or use for any purposes other than for the cooperation between the Parties under this Agreement, regardless of whether such trade secret is obtained in oral, written, visual or other forms, unless a prior written authorization from the disclosing party is obtained by such third party for the disclosure of such trade secret. For details of confidentiality clause please refer to Appendix VII “Confidentiality Agreement”.

9. Liability for Breach and Termination of this Agreement

9.1 Any breach of this Agreement, Appendixes hereto and PO shall constitute the breach of this Agreement. If either Party breaches this Agreement, such Party (the “Breaching Party”) shall bear losses caused thereby to the other Party (the “Non-breaching Party”), including fees and expenses incurred due to the Non-breaching Party’s treatment of breach events, including legal costs for investigation, arbitration, action and attorney. In addition to compensating the Non-breaching Party for the above losses, the Breaching Party shall also pay the Non-breaching Party RMB 0.5 million (500,000) as the liquidated damages.

9.2 If Party B breaches this Agreement and cause the following situation(s), Party A shall be entitled to by itself or demand Party B to take all measures to settle such problem for the purpose of maintaining Party A’s brand reputation, including but not limited to taking such measures as public relations, response to complaints, reconciliation with the third party and/or compensation in advance to the third party, and Party B shall bear all expenses arising from resolving such dispute or problem (including but not limited to the costs for Party A’s engagement of attorney and other third party, response to complaints and compensation to the third party). Party A is entitled to claim compensation from Party B in the case of advance compensation.

i. Incidents or disputes on consumers' personal and property losses caused by product quality;

ii. Intellectual property disputes on Xiaomi Customized Products caused by Party B (including, without limitation to dispute on intellectual property infringement);

iii. Any, but not limited to failure of normal sales, customer complaints, consumer disputes, administrative penalties, seizures or penalties by customs or market regulators or court injunctions caused by Party B’s failure to obtain the relevant certifications, permits, and qualifications required by the PRC laws and the target sales country as agreed, or the failure of Party B’s products to meet any product compliance requirements of China and the target sales country;

iv. Disputes, complaints and other issues arising from the illegal or faulty after-sales service provided by Party B or Party B and its authorized channel partners;

v. Collection, processing, disclosure, storage, use, transmission of user data in the case that Party B violates the data privacy protection laws and regulations in product sales region or all other applicable regions;

If a third party claims or files a lawsuit against Party A and its affiliates, distributors, agents ("the Damaged Party") due to the aforementioned reasons, Party B shall cooperate with Party A to defend and warrant the interest of Damaged Party shall not be damaged at the request of Party A, otherwise Party B shall make compensation to the Damaged Party (including but not limited to the costs for Party A’s engagement of attorney and other third party, response to complaints and compensation to the third party)

9.3 Party A shall be entitled to terminate this Agreement and the specific orders in advance by giving the written notice if:

9.3.1 Party B materially breaches the material obligation underlying this agreement and purchase order;

9.3.2 Except as prohibited by applicable bankruptcy laws, Party B declares bankruptcy, or if Party B is unable to repay due loans, or perform contracts, or if Party B’s assets are transferred to or taken by other creditors;

9.3.3 The products fail to meet Party A’s requirements, and Party A determines that there is no value to remedy or the products still fail the requirement after three times’ remedies;

9.3.4 Party B fails to deliver the products on time without reasonable cause and Party A’s prior written consent;

9.3.5 Party B fails to comply with Appendix III Xiaomi’s Customized Product User Data Clause attached to this Agreement, or to store the data in the cloud server designated by Xiaomi, involves in the disputes infringing the protection of user personal information, or discloses user data to the third party without Party A’s permission.

10. Export Control

Party B undertakes and commits that any technology, technical data, software code or other information, hardware, equipment or its components (hereinafter referred to as "Delivered Items") provided to Party A are not weapons or protective products as defined in the 22 Code of Federal Regulations § 120.6 “Defense Articles”, and Party B’s disclosure and export to Party A shall not violate any applicable export control laws and regulations (including but not limited to the United States, the European Union and Hong Kong). In addition, if any applicable law imposes any restrictions on the export and re-export of the aforementioned Delivered Items, Party B commits to notify Party

A of such restrictions in advance. Party B shall undertake and commit that it will provide accurate, up-to-date and complete export classification information and relevant documents (including but not limited to relevant export licensing, classification or commodity jurisdiction decisions) applicable to Delivered Items according to the request of Party A. If Party B violates the provisions of this clause, including not providing the requested information or documents within a reasonable period requested by Party A, Party A is entitled to stop performing this Agreement and any related contracts, and Party B shall bear all the losses and liabilities arising therefrom.

11. User Data

Party B shall ensure that its collection, processing, disclosure, storage, use, transmission of user data comply with any applicable data protection laws and regulations. If Party B violates any applicable data protection laws and regulations, it shall independently bear all legal responsibilities. Party B shall compensate any losses caused to Party A. If Party A suffers any adverse effects, Party B shall publicly clarify the relevant situation by itself or through cooperation with Party A. For details of relevant clause please refer to Appendix III “Xiaomi’s Customized Product User Data Clause”

12. Integrity Clause

12.1 Party B or the staff of Party B shall not directly or indirectly bribe or pay any other improper tangible or intangible benefits to Party A’s personnel and their relatives, or exert improper influence in any other way, including but not limited to:

i. Bribe or gift to Party A's personnel and their relatives (including but not limited to cash, gifts, securities, valuables and other properties, providing loans, dividends);

ii. Provide Party A’s personnel and their relatives banquets, vacations, traveling abroad, and activities to entertainment venues;

iii. Use agents or any third party to bribe Party A’s personnel and their relatives;

iv. Propose improper requests irrelevant to work to Party A’s personnel in any other ways;

vi. Implement other acts of bribery prohibited by law.

12.2 If Party B violates any one or more of these terms, Party A is entitled to choose one or more of the following measures:

i. Cancel Party B's qualification as supplier, and unilaterally terminate the contracts related to Party B without taking responsibility for breach of contract;

ii. Deduct all the deposit paid by Party B (if any);

iii. Party B shall pay Party A a one-time payment of ten percent (10%) of the amount of the relevant business contract or PO (the contract amount includes the actual payment + the amount that has not yet been paid) or RMB0.5 million (500,000), whichever is higher.

If the aforementioned remedies fails to compensate Party A’s losses, Party B shall recover Party A’s actual losses. In terms of the aforementioned liquidated damages or compensation, Party A is entitled to deduct directly from Party B's accounts receivable and Party A reserves the right to pursue legal liabilities in accordance with national laws and regulations.

12.3 If the relevant personnel of Party A violates any one or more of the provisions of this clause, Party B shall immediately report to the leader or supervision department of Party A. In addition, Party B should actively cooperate with Party A's investigation and actively provide relevant information that may affect Party A's interests or Party A needs. If Party B finds that other suppliers cooperating with Party A violate this clause, Party B undertakes to report to Party A and provide evidence.

Complaint method:

Email: tousu@xiaomi.com

13. Force Majeure

13.1 If either Party encounters an event of force majeure, including but not limited to fire, flood, earthquake, typhoon, natural disasters and other unforeseen or unavoidable or uncontrolled circumstances, as a result of which such Party is unable to perform its obligations under this Agreement, then such Party shall not be liable therefor. The time for said performance by such Party specified in this Agreement shall be automatically extended by a period equal to the period of such Party’s inability to perform this Agreement directly or indirectly caused by such event of force majeure. The affected Party shall inform the other Party of such event of force majeure by telegraph or telex within the reasonable time, and submit the supporting documentation on the event of force majeure issued by the competent authority within 15 days subsequent to such event.

15.2 If performance of this Agreement cannot continue, Party A shall be entitled to unilaterally terminate this Agreement and the specific orders.

14.  Scope of Validity

14.1 This Agreement is executed by and between Party A and Party B in Haidian District, Beijing with a valid term of one year, i.e. from November 1, 2019 to October 31, 2020. If no Party puts forward the written objections upon expiration of this Agreement, this Agreement shall be automatically renewed for one-year term thereafter on the same conditions. If one Party is unwilling to renew its term, such Party shall put forward the objections before 30 days prior to expiration hereof.

14.2 Except for the circumstances as agreed in Clause 9.3 of this Agreement, if Party B fails to comply with any clause of this Agreement, Party A shall be entitled to require Party B to immediately stop such breach once found; if Party A finds thereafter that Party B still does not stop such breach, Party A shall be entitled to immediately terminate this Agreement.

14.3 Within the valid term of this Agreement, no Party shall change or terminate this Agreement at its will without the written consent of the other Party, unless one Party exercises its rights to unilaterally rescind or terminate this Agreement as agreed herein.

14.4 It is confirmed that Party A and Party B may terminate this Agreement through consultation if the occurrence of the force majeure and other circumstances renders the performance of this Agreement unnecessary or impossible.

14.5 Upon the expiration of this Agreement, the outstanding claims and debts between both Parties shall not be affected by this Agreement, and both Parties shall continue to complete the fulfillment of their own obligations.

14.6 If this Agreement and the specific orders are early rescinded or terminated for whatever reasons, the clauses of warranty, intellectual property, confidentiality, liability for breach and other clauses which shall survive in terms of their features shall remain in full force and effect.

15. Dispute Resolution

Both Parties shall settle all disputes arising from performance of this Agreement and in connection with the conduct of cooperation according to this Agreement through friendly consultation. If both Parties fail to reach an agreement through consultation, they shall file a lawsuit in respect of such disputes with the people’s court in the place where Party A is domiciled. In the process of handling such disputes, the rest of this Agreement shall continue to be performed, except for the provisions under the litigation.

16. Supplementary Provisions of this Agreement

16.1 Modifications to this Agreement: No modifications to this Agreement (including supplements and revisions hereof) shall be effective unless duly signed by both Parties.

16.2 Appendixes attached to this Agreement, including “Xiaomi Customized Product Project Agreement”, “Letter of Authorization on Equal Rights to Information and Rights of Verification”, “Intellectual Property Terms”, “Xiaomi’s Customized Product User Data Clause”, “Framework Agreement on Quality of Xiaomi Customized Product”, “Framework Agreement on After-sale Service of Xiaomi Customized Product”, “Confidentiality Agreement” and PO executed by both Parties, shall form an integral part of this Agreement and have the equal legal force and effect with this Agreement.

16.3 If the matters are not covered in this Agreement, both Parties shall jointly negotiate and execute the written supplementary agreement which shall have the equal legal force and effect with this Agreement.

16.4 No express waiver of this Agreement or failure to timely exercise any of rights granted by this Agreement shall constitute a continuous waiver hereof or waiver of any rights under this Agreement.

16.5 If any provision or part of this Agreement is ruled illegal or unenforceable, such provision or part shall be separated from this Agreement, and shall not affect, damage or derogate from the validity of any other provisions or parts of this Agreement. The illegal or unenforceable provision above shall be replaced by a valid or legal provision that comes closest to expressing the meaning and contents of such illegal or unenforceable provision.

16.6 Notifications: All notifications should be in written form. The written notice sent by Party A to Party B by fax or similar means shall be deemed served on the day of sending; the letter shall be deemed served when it reaches the recipient of Party B; the air mail shall be deemed served on the fifth (5) day of delivery, and express delivery shall be deemed served when the recipient confirms and signs. E-mail or electronic data is deemed served on the day that the email or electronic data is delivered to Party B's electronic system. If the contact of Party B is changed, Party B shall notify Party A three (3) days in advance.

The contact of Party B:

16.7 The headings and descriptions of the clauses included in this Agreement are for reference only, and in no event shall the headings above limit, restrict, extend or describe the scope or the contents of any clause of this Agreement in any manner.

16.8 This Agreement is made in three (3) copies. It is effective from signature. Party A holds two (2) copies and Party B holds one (1) copy.

(The remainder of this page is signature page)

Xiaomi Communications Co., Ltd.	Foshan Yunmi Electric Appliances Technology Co., Ltd.

(Contract seal: /s/ Xiaomi Communications Co., Ltd.)	(Contract seal: /s/ Foshan Yunmi Electric Appliances Technology Co., Ltd.)

Appendix I: Intellectual Property Terms

Appendix II: Letter of Authorization on Equal Rights to Information and Rights of Verification

Appendix III: Xiaomi’s Customized Product User Data Clause

Appendix IV: Xiaomi Customized Product Project Agreement

Appendix V: Framework Agreement on Quality of Xiaomi Customized Product

Appendix VI: Framework Agreement on After-sale Service of Xiaomi Customized Product

Appendix VII: Confidentiality Agreement

 Appendix I:

Intellectual Property Terms

1. Intellectual Property Ownership

1.1 The rights, interests and intellectual property rights contained in or related to the ID (industrial design) generated by the design, development, production and sales of Xiaomi’s customized products executed in accordance with this Agreement are owned by Party A (hereinafter referred to as “Party A’s Intellectual Property Rights”).

1.2 Other technical achievements and related intellectual property rights (excluding Party A’s Intellectual Property Rights) arising from the design, development, production and sales of Xiaomi’s customized products executed in accordance with this Agreement shall be jointly owned by Party A and Party B (hereinafter referred to as “Shared Intellectual Property Rights”).

1.3 Without the prior written consent of Party A, Party B shall not use the same or similar design on the non-Xiaomi customized products as the Xiaomi customized products or Xiaomi brand products. Party B is also prohibited to disclose the products, designs or other relevant information discussed in the process of determining Xiaomi customized products to third parties, especially other consumer electronics manufacturers that have a competitive relationship with Party A. Party B's violation of the above clause shall be deemed as a major breach of contract, and Party A is entitled to claim all losses arising therefrom and terminate the cooperation.

1.4 Without Party A’s prior written consent, Party B shall not use any product that is denied in the process of determining Xiaomi's customized products as Party B’s own brand product for manufacture, use or sale, nor may Party B instruct or assist a third party to manufacture, use or sell such products.

1.5 Without Party A’s prior written consent, Party B shall not apply, register or permit a third party to have the same or similar design as Xiaomi’s customized products or Xiaomi brand products.

2. Implementation and Management of Shared Intellectual Property Rights

2.1 Party A and Party B have the discretion to implement the use of the Shared Intellectual Property Rights without having to notify and share the proceeds with the other party.

2.2 Both parties agree that Party A shall be responsible for the application, registration, management and maintenance of the Shared Intellectual Property Rights. Party B shall promptly assist and cooperate with Party A to complete the above matters. Unless otherwise agreed, the cost of applying for, registering, managing and maintaining the Shared Intellectual Property Rights is shared equally between the parties. If one party waives the Shared Intellectual Property Rights, such Shared Intellectual Property Rights shall be transferred to the other party and owned by the transferee all by itself, and the party that waives the Shared Intellectual Property Rights shall assist in the completion of the ownership change procedure.

2.3 Both parties shall sign an effective job-related technological achievement agreement with the personnel involved in the design, development, production and sales of Xiaomi’s customized products to ensure that all parties can fully fulfill the agreement on the Party A’s Intellectual Property Rights and the Shared Intellectual Property Rights in this Agreement. At the same time, all parties should also ensure that any person who makes the job-related technological achievement can enjoy his/her legal rights in accordance with the relevant laws and regulations.

2.4 No party may assign or license the Shared Intellectual Property Rights to a third party without the prior consent of the other party. Each party has the right to initiate litigation, arbitration or other legal action against any third party that infringes the Shared Intellectual Property Rights, and such party should consult with the other party before initiating such legal action.

3. Third-party Intellectual Property Rights

In accordance with the legal provisions of the cooperation territory between Party A and Party B and the third-party intellectual property rights of the products and services provided by Party B at the time of signing this Agreement, the parties have agreed as follows:

3.1 Party B shall ensure that all intellectual property licenses necessary for the production of the product have been obtained. If any third party asserts that Xiaomi’s customized products produced by Party B are infringing the intellectual property rights of third parties, Party B shall be responsible for resolve the dispute on its own. If Party A incurs costs (including but not limited to litigation fees, arbitration fees and reasonable attorneys’ fees) or suffers adverse effects or losses (if any) due to claims from third parties, Party B shall make compensation therefor.

3.2 When both parties sign the Purchase Order, Party B shall inform Party A of the third-party intellectual property licenses of the products provided by it. If Party B fails to disclose the intellectual property licenses to Party A, which causes the disputes mentioned above in Article 3.1, Party A has, in addition to the right to deal with the said disputes in accordance with Article 3.1, it also has the right to request the immediate termination of the Agreement. The unfulfilled part hereof is no longer to be fulfilled, and Party A has the right to request Party B to bear the liability for breach of contract in accordance with the provisions of this Agreement.

4. Obligation to Inform Open Source Software

4.1 Party B shall not include or embed any open source software, libre software, free software, and third-party materials subject to the license terms of any open source software, libre software and free software ("Open Source Software") in the customized products delivered to Party A, unless 1) Party B provides a written list and clearly identifies the specific elements of the customized product containing Open Source Software, 2) Party B identifies the corresponding third-party license and any restrictions of use in the above list, and 3) under Party A’s written consent to allow use of such Open Source Software. If Party A agrees to adopt the Open Source Software, Party B promises and commits to have complied with and will continue to abide by the aforementioned license terms and conditions of Open Source Software included or embedded in the customized product. If Party A does not agree to use the Open Source Software, Party B should replace the Open Source Software and ensure that the quality and performance of the customized products are not affected. If Party B violates the above notification obligation or fails to meet any requirements of the Open Source Software license, Party B shall compensate Party A or its affiliates for all losses suffered arising therefrom.

5. Commitment and Licenses

5.1 Party B undertakes not to initiate any legal actions or to file any infringement claims against the directors, employees and suppliers, customers, distributors or partners of Party A and Party A’s affiliates based on the intellectual property rights owned or controlled by Party B, provided, however, that the scope of the above commitments is only limited to products or services related to Party A and Party A’s affiliates. Party B shall ensure that its affiliates, successors or assignees of intellectual property rights comply with or fulfil the same commitments.

5.2 Party B hereby grants Party A a non-exclusive, irrevocable, free and sublicensable license, allowing Party A or a licensee authorized by Party A to implement the intellectual property rights owned by Party B in connection with Xiaomi’s customized products. The above licenses shall only take effect when one of the following circumstances occurs: 1) Both parties agree that Party B cannot complete the agreed development, mass production or delivery target of Xiaomi’s customized products; or 2) Party B becomes bankrupt, liquidated or otherwise unable to continue to perform this Agreement.

Xiaomi Communications Co., Ltd.	Foshan Yunmi Electric Appliances Technology Co., Ltd.

(Contract seal: /s/ Xiaomi Communications Co., Ltd.)	(Contract seal: /s/ Foshan Yunmi Electric Appliances Technology Co., Ltd.)

Appendix II:

Letter of Authorization on Equal Rights to Information and Rights of Verification

Xiaomi Customized Product’s authorizing party, Foshan Yunmi Electric Technology Co., Ltd.  is located at (2F of No.1 Building and 4F of No.7 Building) No. 2, Xinxisi North Road, Xiashi Village Committee, Lunjiao Subdistrict Office, Shunde District, Foshan City

Xiaomi Customized Product’s authorized party, Xiaomi Communications Co., Ltd. is located at Level 9, Phase II, the Rainbow City of China Resources, No. 68 Qinghe Middle Road, Haidian, Beijing

Whereas:

The cooperation between the authorizing party and its suppliers, processing factories, logistics service providers, etc. with which it cooperates are bound by the confidentiality agreement, and the authorized party needs to have the same right to know the supply information because it has cooperation with the authorizing party regarding the customized product business. The following agreement is hereby reached:

1. The authorized party has the same right to know and review as the authorizing party, including but not limited to quality management information, logistics information and cost information.

2. The authorized party may, with this Power of Attorney, request the cooperation unit of Xiaomi’s customized products of the licensor to provide corresponding information.

3. Xiaomi’s customized products: subject to the “Agreement on Xiaomi Customized Product Project Agreement”.

4. The authorizing party shall notify the suppliers, the processing factories, the logistics service providers with which it cooperates of the licenses herein within 5 working days upon signing this Agreement. The written consent of the supplier, the processing factory and the logistics service provider with which it cooperates shall be obtained. If the licensor fails to obtain the above written consent, the licensee has the right to suspend the cooperation of Xiaomi’s customized products.

5. This Authorization Letter is an important part of the business cooperation agreement and has the same legal effect as the business cooperation agreement.

It is hereby certified that the authorizing party signed this letter of authorization on November 1, 2019.

Authorizing Party: Foshan Yunmi Electric Appliances Technology Co., Ltd.

(Contract seal: /s/ Foshan Yunmi Electric Appliances Technology Co., Ltd.)

Appendix III:

Xiaomi’s Customized Product User Data Clause

1. Definition of User Data

User data refers to data generated by Xiaomi’s Customized Products in the process of providing services to users or data collected from users, including user personal information as well as non-personal information. User personal information refers to personal identification data such as the user’s personal name, date of birth, ID number, personal biometric information, address, telephone number, etc., recorded electronically or otherwise, and other personal data refers to various data that can be used individually or in combination with other data to identify the user. User non-personal information refers to information other than the user’s personal information recorded electronically or otherwise. The definition of user data is applicable to its according definitions of user personal information and non-personal information under applicable privacy laws of various countries and regions other than PRC.

2. Application Scope of User Data Clause

The collection, storage, transmission, use and disclosure of user data generated during the service provision of Xiaomi’s customized product shall be carried out in accordance with the terms of the User Data Clause. The Xiaomi’s customized product referred to herein contain customized product that have been co-operated or marketed, as well as those to be co-operated in the future.

3. Ownership of and Right to Use User Data

3.1 Party B agrees to use the Xiaomi account system separately on Xiaomi’s customized product, that is, users can register and log in to the Xiaomi account, and further use Xiaomi’s customized product and supporting applications.

3.2 In order to enhance the value of the data and enable users to successfully use customized services, Party B shall access and cooperate with Party A’s data platform in accordance with Party A’s requirements. Party A shall exercise the discretion on the basis of mutual benefit to provide Party B with data capabilities.

3.3 According to the requirements of Party A, user data shall be stored in Xiaomi Ecological Cloud or other cloud servers designated by Party A. Party B shall provide the secret key and other data formats to Party A on a regular basis. If Party B requires user data to be synchronized or transmitted from the server designated by Party A to other servers, Party B shall ensure the security of the transmission mechanism and bear its own responsibility for the legal storage, use and transmission of such user data.

3.4 Party B agrees to share all user data collected during the service of Xiaomi's customized products to Party A, and Party A is entitled to independently store, use and share the user data in accordance with the requirements of applicable laws.

3.5 Party B has the right to use the user data described herein within the scope of Party B’s business objectives, subject to compliance with applicable privacy laws of various countries and regions as well as the privacy policy of the respective Xiaomi customized products.

4. Principles of User Data Usage

4.1 Principle of informed and consent. Party B shall follow the principle of informed and consent for collecting, using and disclosing user data, and clearly inform the user of the purpose, application, scope, and withdrawal mechanism of the data collected, and be subject to the consent of the user.

4.2 Principle of necessity. Party B can only collect the personal data of the users necessary for the provision of Xiaomi’s customized product. If Party B needs to collect user data other than providing services for the purpose of enhancing the user experience, Party B shall develop a user experience improvement plan, clearly prompting the user and obtaining the user’s consent.

4.3 The principle of legitimacy. Party B agrees and undertakes the collection, processing, storage, use, transmission and sharing of user data subject to compliance with applicable privacy laws of various countries/regions. In terms of the user data shared by Party B with Party A, Party B shall ensure fully authorized by users so that in accordance with this article Party A is entitled to independently process, store, use, transmit and transfer the user data shared by Party B subject to compliance with applicable privacy laws.

5. Rules for the Collection, Processing, Storage, Use, Transmission and Sharing of User Data

5.1 In terms of the user data collected, processed, stored, used, transmitted and shared by Party B during the service of Xiaomi’s customized product:

5.1.1 Party B shall formulate a complete user agreement, privacy policy and user experience improvement plan (if applicable), clearly inform the user of the purpose, application, scope, and withdrawal mechanism of the data collected, and obtain the consent of the user.

5.1.2 Party B shall use a robust and safe system and formulate strict technical and management measures to protect user data, and ensure that the level of protection meets the requirements of applicable laws and in any case is not lower than the level required by Party A.

5.1.3 Party B shall formulate an emergency response plan for data security incidents. If any data security incident occurs, Party B should immediately notify Party A and work with Party A to determine the respond to the data security incident.

5.1.4 Party B shall adopt a sufficient and reasonable security mechanism to ensure the security of user data. Party B shall store data in accordance with applicable privacy laws for legal cross-border transmission.

5.1.5 Party B shall be subject to applicable privacy laws, respond to data subject related rights requests and complaints in a timely manner, and immediately notify Party A when receiving such claims. If Party A believes that such request or complaint may have an impact on Party A’s reputation, Party B is obliged to respond and cooperate in accordance with Party A’s request.

5.1.6 Notwithstanding the aforementioned clauses, Party B shall comply with the obligations of the data controller subject to applicable privacy laws. If Party A provides data storage and other processing activities for Xiaomi's customized products, and is identified as a data processor subject to applicable laws, Party A shall abide by the requirements of such laws for data processors and carry out such processing activities in accordance with Party B's instructions. If Party A fails to comply with the legal requirements due to Party B's fault (such as delaying notification to Party A resulting in Party A’s failure to fulfill the data subject's relevant claims), Party B shall compensate Party A for the losses caused thereby.

5.1.7 If the user data referred to herein is used in conjunction with the user data of Party B’s own product, Party B shall separately store the two types of data and shall still abide by the requirements of this clause.

5.1.8 After Party A’s prior written consent, Party B may disclose the user data applicable herein to third parties or authorize third parties to use the same. If the data storage capacity (or the number of structured data) of Party B reaches 25% or more of the data volume (or the number of structured data) of Party A and its affiliates, Party A shall, with the written consent of Party B, disclose the user data applicable herein to third parties or authorize third parties to use the same. The data storage capacity of Party B shall be calculated according to the storage capacity on the Xiaomi Ecological Cloud. The number of structured data of Party B shall be calculated according to the number of structured data accessed by Party A. Before Party B meets the above conditions, Party A has the right to disclose the user data applicable herein to third parties or authorize third parties to use the same. After the above conditions are met, the sharing of data by any party to third parties shall be in accordance with the law and Xiaomi’s Privacy Policy.

5.1.9 If Xiaomi's customized products can be used through Party B's own application or platform, Party B shall ensure that the collection and processing of user data by Party B's own application or platform comply with the applicable privacy laws and regulations, and shall bear the responsibility for all liabilities arising from compliance failure. Party B shall compensate for any losses to Party A.

5.1.10 Party A reserves the right to review Party B’s obligations under Article 5.1, and is entitled to request Party B to cooperate in rectification when Xiaomi’s customized products fails to pass Party A’s examination until it meets Party A’s requirements. For the avoidance of doubt, Party A’s examination does not mean that Party A endorses or guarantees that the above agreements and policies comply with the applicable privacy laws of each country/region, and Party A does not assume any responsibility for its examination.

5.2 If Party B provides services of Xiaomi’s customized product outside the mainland of China, it shall notify Party A three months in advance, so that Party A may assess the privacy data compliance of Xiaomi’s customized product in the country where the products are sold, as well as store, transmit and process the user data in accordance with Party A’s requirements.

5.2.1 Party B shall submit the review materials truthfully, completely and accurately in accordance with the requirements of Party A, including but not limited to questionnaires, test packages, privacy policies, user agreements and user experience improvement plans and other applicable documents. If Party B fails to submit such materials in accordance with the requirements of this clause, or after Party A’s verification Party B modifies Xiaomi’s customized products without authorization (such as the type or use purpose of user data collection in the customized products), Party B shall bear all the responsibilities arising therefrom.

5.2.2 Party B is obliged to cooperate with the rectification suggestions on the review materials from Party A. Party B shall not sell or provide services without Party A’s review and approval, otherwise Party A is entitled to claim Party B’s liability for breach of contract and compensation for all the losses. For the avoidance of doubt, the approval of Party A does not mean that Party A recognizes that the relevant Xiaomi’s customized products meet the requirements of the applicable laws and regulations of the target sales country. Party B shall bear all responsibilities arising from the failure of the relevant Xiaomi’s customized products to comply with such regulations caused by Party B.

5.3 Without prejudice to other terms and conditions, if Xiaomi's customized products fail to meet the requirements of the applicable country/region privacy laws, Party B shall compensate Party A, Party A's executives and employees in full and prevent them from any responsibility, liabilities and losses arising therefrom including, but not limited to any claims, damages, fines, penalties, reputation losses and relevant attorney fees.

6. Validity

6.1 The validity period of this Appendix is consistent with the Business Cooperation Agreement.

6.2 The expiry of validity period or the early termination of the Business Cooperation Agreement will not affect Party A’s independent use of the user data of Xiaomi’s customized products that Party B has already shared with Party A.

Xiaomi Communications Co., Ltd.	Foshan Yunmi Electric Appliances Technology Co., Ltd.

(Contract seal: /s/ Xiaomi Communications Co., Ltd.)	(Contract seal: /s/ Foshan Yunmi Electric Appliances Technology Co., Ltd.)